____________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________________________________________________________________
FORM 6-K

____________________________________________________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2020
Commission File Number: 001-35052

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Adecoagro S.A.
(Translation of registrant’s name into English)

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Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

____________________________________________________________________________________________________________

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2020.

On November 12, 2020, the registrant issued a press release pertaining to its results of operations for the nine month period ended September 30, 2020 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on unaudited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) the length and severity of the novel coronavirus (COVID_19) outbreak; (iv) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (v) the implementation of the registrant’s business strategy; (vi) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vii) the implementation of the registrant’s financing strategy and capital expenditure plan; (viii) the maintenance of the registrant’s relationships with customers; (ix) the competitive nature of the industries in which the registrant operates; (x) the cost and availability of financing; (xi) future demand for the commodities the registrant produces; (xii) international prices for commodities; (xiii) the condition of the registrant’s land holdings; (xiv) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xv) the performance of the South American and world economies; and (xvi) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: November 12, 2020

	Adecoagro´s Adjusted EBITDA reached $102.1 million during 3Q20, 9.2% higher year-over-year.

3Q20 Earning Release Conference Call

English Conference Call	Luxembourg, November 12, 2020 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agro-industrial company in South America, announced today its results for the third quarter ended September 30, 2020. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 33 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
November 13, 2020
9 a.m. (US EST)
11 a.m. (Buenos Aires and Sao Paulo time)
2 p.m. (Luxembourg)

Tel: +1 (412) 317-6366	Highlights

Participants calling from other countries outside the US	Financial & Operating Performance
	$ thousands	3Q20	3Q19%		9M20	9M19%
Tel: +1 (844) 435-0324	Gross Sales	237,991	243,667	(2.3)%	580,263	625,739	(7.3)%
Participants calling from the US	Net Sales (1)	232,343	232,329	—%	564,900	595,862	(5.2)%
	Adjusted EBITDA (2) (3)
Investor Relations	Farming & Land Transformation	20,651	13,369	54.5%	85,506	55,779	53.3%
Charlie Boero Hughes	Sugar, Ethanol & Energy	86,406	85,092	1.5%	172,720	197,890	(12.7)%
CFO	Corporate Expenses	(4,929)	(4,931)	n.a	(13,786)	(14,850)	n.a
Juan Ignacio Galleano	Total Adjusted EBITDA	102,128	93,530	9.2%	244,440	238,819	2.4%
IR Manager	Adjusted EBITDA Margin (2)	44.0%	40.3%	9.2%	43.3%	40.1%	8.0%
	Net Income	20,267	(30,307)	n.a	(46,238)	(9,280)	n.a
	Adjusted Net Income(4)	37,833	30,193	25.3%	101,482	48,748	n.m
Email	Farming Planted Area (Hectares)	237,806	232,238	5.6%	237,806	232,238	5.6%
ir@adecoagro.com	Sugarcane Plantation Area (Hectares)	174,764	164,687	6.1%	174,764	164,687	6.1%

• Total Adjusted EBITDA(3) during 3Q20 was 9.2% higher than in the same period of last year driven by a 54.5% increase in the Farming segment and a 1.5% increase in the Sugar, Ethanol & Energy segment.

Website:
www.adecoagro.com	• Adjusted Net Income reached $37.8 million during 3Q20, 25.3% higher year-over-year and stood at $101.5 million during 9M20, more than doubling 9M19's figure.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 33 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/(Loss). Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation of PP&E, and amortization of intangible assets plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net third party commercialization results to highlight the margin generated by our own production.
(4) Please see “Reconciliation of Non-IFRS measures” starting on page 33 for a reconciliation of Adjusted Net Income. We define Adjusted Net Income as (i) Profit/(Loss) of the period year, plus (ii) any non cash finance costs resulting from foreign exchange losses for such period, which breakdown composed both Exchange Differences and Cash Flow Hedge Transfer from Equity, net of the related income tax effects plus (iii) gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset is farmland, which are relieved in our Shareholders Equity under the line item. "Reserve from the sale of non-controlling interests in subsidiaries plus (iv) the reversal of the aforementioned income tax effect, plus (v) the inflation accounting effects, plus (vi) the revaluation results from the hectares held as investment property.

Financial & Operational Performance Highlights

◦In the Sugar, Ethanol & Energy business we crushed 4.4 million tons during 3Q20, 49.9% or 1.4 million tons higher than in 2Q20, successfully making up for the lower volume crushed during the first semester of the year. Higher crushing was driven by (i) greater cane availability following our decision to temporarily slow down our crushing pace during 2Q20 in light of the Covid-19 pandemic, which allowed us to transfer cane into the second semester of the year and benefit from the better price outlook; (ii) favorable weather and (iii) recovered market liquidity. September marked the lowest year-over-year reduction in Otto-cycle fuel sales since the beginning of the pandemic, standing at 1.9% as reported by UNICA. At the same time, anhydrous ethanol sales recovered to pre-pandemic volumes driven by increased demand from the Northeast region of Brazil as currency depreciation favored domestic ethanol over U.S. imports. Moreover, during 3Q20 hydrous ethanol prices measured in BRL were 16.0% higher than during the previous quarter, anhydrous ethanol traded 18.0% higher in BRL and sugar prices measured in U.S. dollars were 14.1% higher than during 2Q20. Energy spot prices display a positive outlook, having tripled between September and October driven by the dry weather in the Center-South regions of Brazil, as reported by CCEE. Accordingly, we believe that the dry weather will result in a longer interharvest period in Brazil and thus, put further pressure on prices. However, times are still uncertain. We are following closely the recurrence of Covid-19 cases in the Northern hemisphere, being mindful that the S&E industry could be impacted if the situation were to replicate in Brazil.

◦During 3Q20 we diverted 44% of TRS to sugar production, compared to 13% during the same period of last year, showing our high degree of asset flexibility. In addition, we increased our anhydrous ethanol mix from 31% in 3Q19 to 41%. Adjusted EBITDA in our Sugar, Ethanol & Energy business reached $86.4 million in 3Q20, 1.5%, or $1.3 million higher compared to 3Q19. Net sales decreased by 13.1%, on account of lower average selling prices measured in U.S. dollars of sugar, ethanol and energy (although average prices of sugar and ethanol increased in BRL) and lower volumes of ethanol and energy sold. However, this drop was fully offset by (i) the higher volume of sugar sold; (ii) a lower cost of production driven by the combined effect of 0.7 million tons of higher crushing volume that allowed us to dilute fixed costs, and the depreciation of the Brazilian Real that further contributed to reduce costs measured in U.S dollars; (iii) higher mark-to-market of our biological assets, especially for harvested sugarcane, on the account of currency depreciation; and (iv) lower general and administrative expenses both due to currency depreciation as well as enhanced efficiencies and savings from our cost reduction initiatives.

◦Adjusted EBITDA for the Farming and Land Transformation businesses reached $20.7 million in 3Q20, $7.3 million or 54.5% higher year-over-year. The increase in financial performance is fully attributed to the Farming business, since no farm sales were conducted during the quarter. The Rice business accounted for $5.6 million year-over-year increase in Adjusted EBITDA, coupled with $2.5 million from the Dairy business, partially offset by a reduction of $1.3 million year-over-year in Adjusted EBITDA from our Crops business mainly driven by the negative impact in the mark-to-market of our forward and derivative position generated by the increase in commodity prices.

The Rice business reported $6.1 million in Adjusted EBITDA, 13x higher year-over-year, with the increase mostly driven by (i) an increase in demand coupled with higher average selling prices both in the domestic and export market, as global consumer demand moved from food service to grocery and from the outside of the stores to the center aisles; and (ii) lower cost in dollar terms as a result of the depreciation of the Argentine peso and enhanced efficiencies at the farm and industry level.

◦Net Income in 3Q20 resulted in a gain of $20.3 million, compared to a loss of $30.3 million recorded during the same period of last year. The $50.6 million increase is mainly explained by a lower FX loss coupled with the year-over-year increase in EBITDA generation. Indeed, in the case of Argentina, not only did currency depreciation present a nominal decrease from 35.6% during 3Q19 to 8.1% during 3Q20, but also the portion of our debt subject to depreciations has been reduced, as we increased the mix of domestic currency. Year-to-date the $36.9 million decrease in Net Income is mainly explained by a 39.9% nominal depreciation of the Brazilian Real primarily during the first semester of the year.

◦Adjusted Net Income in 3Q20 reached $37.8 million, $7.6 million higher than in 3Q19. Adjusted Net Income excludes, (i) any non-cash result derived from bilateral exchange variations; (ii) any revaluation resulting from the hectares held as investment property; (iii) any inflation accounting result; and includes (iv) any gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA). We believe Adjusted Net Income is a more appropriate metric to reflect the Company´s performance.

Adjusted Net Income
$ thousands	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Net Income	20,267	(30,307)	n.a	(46,238)	(9,280)	n.a
Foreign exchange losses, net	11,224	66,317	(83.1)%	124,185	48,179	n.m
Cash flow hedge - transfer from equity	11,494	1,987	n.m	24,629	15,779	56.1%
Inflation Accounting Effects	(4,776)	(2,745)	n.a	(7,541)	(12,330)	n.a
Revaluation Result - Investment Property	(376)	(5,059)	n.a	(1,561)	(1,622)	n.a
Revaluation surplus of farmland sold	—	—	n.a	8,008	8,022	(0.2)%
Adjusted Net Income	37,833	30,193	25.3%	101,482	48,748	n.m
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 33 for a reconciliation of Adjusted Net Income.

Strategy Execution

RenovaBio's Carbon Credit Trade Picks Up

◦Due to the impact of the Covid-19 pandemic on fuel markets, the Brazilian Ministry of Mines and Energy communicated during 2Q20 that it would revise the targets for carbon credits (CBios) to be purchased by fuel distributors under the RenovaBio program. At the beginning of September the new goals were announced, cutting by 50% the target for 2020 to 14.5 million CBios. As the announcement provided obligated parties with clarity regarding the volume to be acquired, CBio trading in the Brazilian stock exchange started to increase, successfully reverting the slow start observed in April, when trading officially began. As of the end of October, 12.3 million CBios were made available for sale, of which 7.2 million have already been acquired by obligated parties, according to UNICA. Average trading prices experienced an upward trend since the new targets were informed, and currently stand at 62 BRL/CBio, climbing from as low as 20 BRL/CBio. We are optimistic regarding the increased liquidity for the certificates, and expect more attractive prices in the future, as similar carbon credit certificates trade at $20 U.S. dollars in other developed markets.

◦Our three mills have been certified by ANP to issue CBios and were awarded an average score of 1.4 CBios/m3 sold, placing us in the top 10%. This means that in a year of full ethanol maximization our mills could produce as much as 750 thousand m3 of ethanol, which would give us the right to issue approximately 1 million CBios considering our current score. Scoring, however, can be improved with any investment that increases sustainability in operations. As of the end of October, we sold 230 thousand CBios at an average price of 40.4 BRL/CBio. The margin generated is captured in our Adjusted EBITDA under the Other Operating Income line. However, since most sales were carried out during 4Q20, the impact of CBio sale during this quarter is negligible.

◦RenovaBio is a program designed by the Brazilian government to cut carbon emission in the country by establishing a mechanism that taxes fossil fuel consumption while subsidizing the production of renewable energy. Under this program, a carbon credit market is established in which sellers of fossil fuels have to acquire a mandatory quota of CBios, which is defined based on the amount of non-renewable fuels sold by them in the prior year. The issuers of CBios are biofuel producers whose mills have been certified and awarded a score based on how “green” their mill operation is. CBios are financial instruments traded on Brazil’s B3 platform, with prices based on the supply of and demand for those credits. The RenovaBio program was officially launched on December 24th, 2019. The official trading of CBios in the Brazilian stock exchange started on April 27th, 2020 and the first sale of CBios took place on June 12th, 2020.

Independent Farmland Appraisal Report

◦As of September 30, 2020, Cushman & Wakefield (C&W) updated its independent appraisal of Adecoagro's farmland. Adecoagro's subsidiaries held 224,820 hectares net of minority interests, valued at $712.5 million. On a comparable basis, accounting for the sale of 811 hectares of Abolengo farm during June, 2020, current valuation is in line with last year's. We continue to see opportunities for land sales in Argentina, since it is a dollar-linked asset, and remain optimistic about the possibility of closing an additional sale by year end 2020.

◦Please visit ir.adecoagro.com for the Cushman & Wakefield 2020 Appraisal Report. These appraisals are subject to changes based on a host of variables and market conditions. Please also refer to page 81 of our Annual Report on Form 20-F, for the year ended December 31, 2019 for the methodology employed in the appraisals of our farmland by Cushman & Wakefield.

Operational Performance
2019/20 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			2019/20 Harvested Area			Yields (Tons per hectare)
	2019/20	2018/19	Chg %	Hectares	% Harvested	Production	2019/20	2018/19	Chg %
Soybean	47,011	47,690	(1.4)%	47,011	100.0%	128,289	2.7	3.2	(13.5)%
Soybean 2nd Crop	26,674	25,620	4.1%	26,674	100.0%	52,970	2.0	1.4	38.0%
Corn (1)	54,376	43,396	25.3%	54,376	100.0%	320,832	5.9	6.8	(13.6)%
Corn 2nd Crop	7,309	4,458	64.0%	7,304	99.9%	43,960	6.0	5.9	1.5%
Wheat (2)	32,799	40,210	(18.4)%	32,799	100.0%	104,236	3.2	2.9	11.3%
Sunflower	6,818	3,825	78.2%	6,818	100.0%	12,652	1.9	1.6	19.5%
Cotton	4,461	5,316	(16.1)%	4,461.4	100.0%	1,491	0.3	—	n.a
Peanut	16,814	15,479	8.6%	16,814	100.0%	55,630	3.3	3.1	7.3%
Total Crops	196,262	185,993	5.5%	196,256	100.0%	720,059			n.a
Rice	41,544	39,308	5.7%	41,544	100.0%	278,348	6.7	6.1	9.8%
Total Farming	237,806	225,301	5.6%	237,800	100.0%	998,407
Owned Croppable Area	105,883	107,681	(1.7)%
Leased Area	97,367	86,307	12.8%
Second Crop Area	34,556	31,313	10.4%
Total Farming Area	237,806	225,301	5.6%
	Milking Cows (Average Heads)			Milk Production (MM liters)(1)			Productivity (Liters per cow per day)
Dairy	3Q20	3Q19	Chg %	3Q20	3Q19	Chg %	3Q20	3Q19	Chg %
Milk Production	11,283	9,388	20.2%	38.7	31.6	22.5%	37.3	36.6	1.9%

(1) Includes chia.
(2) Includes barley.

As of the end of October 2020, we harvested 237,800 hectares and produced 998,407 tons of aggregate grains, successfully completing 2019/20 harvest season. We are currently engaged in planting activities for the 2020/21 harvest season, observing normal weather conditions. We expect to plant 266 thousand hectares, 11.4% higher than the previous harvest season. This increase is mainly driven by an 80% increase in peanut planting, mostly on leased land, which provides high profitability for crop rotation among other synergies.

2020/21 Planting Plan
Planting & Production	Planting Plan (hectares)			2020/21 Planting Progress
	2020/21	2019/20	Chg %	2020/21	Chg %
Soybean	40,423	50,103	(19.3)%	575	1.4%
Soybean 2nd Crop	33,477	27,459	21.9%	—	—%
Corn (1)	48,419	55,526	(13.0)%	15,686	32.4%
Corn 2nd Crop	6,887	6,610	4.2%	—	—%
Wheat (2)	45,283	31,845	42.2%	43,500	96.1%
Sunflower	16,867	7,259	n.m	5,499	32.6%
Cotton	3,824	4,126	(7.3)%	—	—%
Peanut	26,951	14,977	79.9%	11,148	41.4%
Total Crops	222,131	197,906	12.2%	76,408	34.4%
Rice	44,345	41,289	7.4%	36,605	82.5%
Total Farming	266,476	239,195	11.4%	113,013	42.4%
Owned Croppable Area	112,564	108,680	3.6%
Leased Area	112,728	96,446	16.9%
Second Crop Area	41,183	34,069	20.9%
Total Farming Area	266,476	239,195	11.4%

(1) Includes chia.
(2) Includes barley.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Gross Sales
Farming	119,483	102,442	16.6%	328,643	265,062	24.0%
Total Sales	119,483	102,442	16.6%	328,643	265,062	24.0%
Adjusted EBITDA (1)
Farming	20,651	13,369	54.5%	75,414	46,403	62.5%
Land Transformation	—	—	n.a	10,092	9,376	7.6%
Total Adjusted EBITDA (1)	20,651	13,369	54.5%	85,506	55,779	53.3%
Adjusted EBIT (1)
Farming	15,909	8,991	76.9%	61,217	34,007	80.0%
Land Transformation	—	—	n.a	2,084	1,354	53.9%
Total Adjusted EBIT (1)	15,909	8,991	76.9%	63,301	35,361	79.0%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 33 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in the Farming and Land Transformation businesses reached $20.7 million in 3Q20, $7.3 million, or 54.5% higher year-over-year. The increase was attributable to the Farming business, since no farm sales were conducted neither during the quarter nor in 3Q19. Indeed, the year-over-year increase in Adjusted EBITDA is explained by the $5.6 million higher results in our Rice business and $2.5 million in our Dairy business, partially offset by $1.3 million lower result from our Crops business.

The Crops business generated an Adjusted EBITDA of $8.2 million in 3Q20, 13.6% lower compared to the same period of last year. This decrease is mainly explained by (i) a 10.5% decrease in sales as lower selling volumes fully offset higher average prices; and (ii) the increase in commodity prices, namely soybean and corn, which generated a negative impact in the mark-to-market of our derivatives and of our forward contracts. Conversely, the increase in commodity prices generated a positive impact in the mark-to-market of our biological assets, which partially offset the result, while the depreciation of the Argentine peso led to a dilution of costs in U.S. dollars.

Adjusted EBITDA in the Rice business was $6.1 million in 3Q20, 13x higher year-over-year driven by (i) an increase in sales generated both by higher volumes and higher average prices in the domestic and export market; and (ii) lower costs in dollar terms, as a result of the depreciation of the Argentine peso and enhanced efficiencies at the farm and industry level.

The Dairy business generated an Adjusted EBITDA of $6.4 million in 3Q20, mainly driven by (i) higher selling volumes due to increased demand in the export market; and (ii) achieved efficiencies in our vertically integrated operations, including high productivity at the farm level and the flexibility of our industrial assets. Year-to-date Adjusted EBITDA reached $14.6 million, 28.9% higher. However, once (i) interest expenses and (ii) the foreign exchange loss related to the financial debt are taken into account, the year-to-date result of the business decreases to minus $0.5 million.

Crops Segment

Crops - Highlights
	metric	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Gross Sales	$ thousands	54,680	61,092	(10.5)%	140,222	134,038	4.6%
	tons	229,840	271,651	(15.4)%	576,897	640,811	(10.0)%
	$ per ton	237.9	224.9	5.8%	243.1	209.2	16.2%
Adjusted EBITDA	$ thousands	8,156	9,439	(13.6)%	31,457	17,874	76.0%
Adjusted EBIT	$ thousands	6,705	8,027	(16.5)%	27,365	14,319	91.1%
Planted Area	hectares	237,806	225,301	5.6%	237,806	225,301	5.6%

During 3Q20 gross sales in our Crops segment reached $54.7 million, 10.5% or $6.4 million lower year-over-year. This is explained by the 15.4% decrease in selling volumes which fully offset the 5.8% increase in average selling prices. The price increase was driven by the higher year-over-year prices of peanut and sunflower, two crops in which we are increasing our production and processing capacity. Both crops are a good fit in our already functional crop rotation system, they fit well in our portfolio of traditional crops and offer higher margins. As previously mentioned, in the 2020/21 season we plan to almost double the planted area of peanut and sunflower, as well as continue enhancing industrial efficiencies in our processing facilities.

Adjusted EBITDA in our Crops segment was $8.2 million in 3Q20, 13.6% or $1.3 million lower compared to the same period of last year. The decrease is mainly derived from (i) the aforementioned decrease in gross sales, coupled with (ii) the increase in commodity prices which resulted in a $3.5 million decrease in the mark-to-market of our derivatives and in a $3.9 million decrease in changes in net realizable value. Even though the latter captured the positive impact in the mark-to-market of our inventories, it was fully offset by the negative impact on the mark-to-market of our forward contracts, which is also captured under the changes in net realizable value. These negative results were partially offset by the depreciation of the Argentine peso, which led to a dilution of costs in U.S. dollars and by the $3.6 million increase in the mark-to-market of our biological assets.

On a year-to-date basis, gross sales totaled $140.2 million and Adjusted EBITDA $31.5 million, 4.6% and 76.0% higher than the same period of last year, respectively, mainly driven by second quarter dynamics.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	3Q20	3Q19	Chg %	3Q20	3Q19	Chg %	3Q20	3Q19	Chg %
Soybean	14,224	22,174	(35.9)%	66,526	97,376	(31.7)%	214	228	(6.1)%
Corn (1)	18,257	18,962	(3.7)%	132,755	134,322	(1.2)%	138	141	(2.6)%
Wheat (2)	2,179	4,471	(51.3)%	11,738	22,351	(47.5)%	186	200	(7.2)%
Sunflower	3,992	1,875	n.m	4,555	2,359	93.1%	876	795	10.3%
Cotton Lint	710	—	n.a	654	—	n.a	1,085	n.a	n.a
Peanut	14,269	12,672	12.6%	12,477	14,717	(15.2)%	1,144	861	32.8%
Others	1,049	938	11.8	1,135	527	n.m
Total	54,680	61,092	(10.5)%	229,840	271,651	(15.4)%

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	9M20	9M19	Chg %	9M20	9M19	Chg %	9M20	9M19	Chg %
Soybean	42,899	40,571	5.7%	182,810	173,787	5.2%	235	233	0.5%
Corn (1)	43,336	54,491	(20.5)%	302,813	369,151	(18.0)%	143	148	(3.0)%
Wheat (2)	8,849	13,477	(34.3)%	48,754	68,454	(28.8)%	182	197	(7.8)%
Sunflower	9,169	5,687	61.2%	11,844	8,953	32.3%	774	635	21.9%
Cotton Lint	892	—	n.a	806	—	n.a	1,106	—	n.a
Peanut	30,998	17,213	80.1%	28,735	19,939	44.1%	1,079	863	25.0%
Others	4,079	2,599	56.9%	1,135	527	n.m
Total	140,222	134,038	4.6%	576,897	640,811	(10.0)%

(1) Includes sorghum
(2) Includes barley

The table below shows the gains and losses from crop production generated during the first nine months of 2020. A total of 198,181 hectares were harvested in the 2019/20 crop season, while for the 2020/21 crop season 54,425 hectares have been planted. As of September 30, 2020, total Changes in Fair Value, which reflect the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $29.6 million, compared to $24.5 million generated during the same period last year. The main drivers for the increase in margins were the increase in commodity prices coupled with a decrease in costs on account of currency depreciation and enhanced agricultural efficiencies. Corn prices registered a 21% increase during 3Q20 compared to a 16% drop in 3Q19, while soybean increased 28% compared with a 7% increase year-over-year.

Crops - Changes in Fair Value Breakdown - as of September 30, 2020
9M20	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2019/20 Harvest Year
Total Harvested Area	Hectares	51,556	26,733	53,983	7,308	30,509	6,818	4,461	16,814	198,181
Area harvested in previous periods	Hectares	—	—	—	—	26,862	—	—	—	26,862
Area harvested in current period	Hectares	51,556	26,733	53,983	7,308	3,647	6,818	4,461	16,814	171,319
Changes in Fair Value 9M20 from harvested area 2019/20	$ thousands	5,188	2,760	10,645	1,455	719	422	352	7,995	29,536
2020/21 Harvest Year
Total Planted Area	Hectares	1,017	—	8,513	—	44,254	641	—	—	54,425
Area planted in initial growth stages	Hectares	1,017	—	8,513	—	17,945	641	—	—	28,116
Area planted with significant biological growth	Hectares	—	—	—	—	26,309	—	—	—	26,309
Changes in Fair Value 9M20 from planted area 2020/21	$ thousands	—	—	—	—	22	—	—	—	22
Total Changes in Fair Value in 9M20	$ thousands	5,188	2,760	10,645	1,455	741	422	352	7,995	29,558

Rice Segment

Rice - Highlights
	metric	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Gross Sales	$ thousands	26,583	15,693	69.4%	84,469	74,829	12.9%
Sales of white rice	thousand tons	41	30	34.6%	155	142	9.1%
	$ per ton	499	419	18.9%	456	422	8.0%
	$ thousands	20,391	12,745	60.0%	70,470	59,771	17.9%
Sales of By-products	$ thousands	6,192	2,948	n.m	13,999	15,058	(7.0)%
Adjusted EBITDA	$ thousands	6,101	459	n.m	29,535	17,571	68.1%
Adjusted EBIT	$ thousands	4,437	(1,014)	n.a	24,339	12,484	95.0%
Area under production	hectares	41,544	39,308	5.7%	41,544	39,308	5.7%

Rice Mills
Total Processed Rough Rice(1)	thousand tons	43	46	(6.2)%	155	141	9.4%
Ending stock - White Rice	thousand tons	13	27	(50.5)%	13	27	(50.5)%
(1) Expressed in white rice equivalent.

During 3Q20 average selling prices in our Rice business increased both in the domestic and export market, favored by a better mix of higher margin products, resulting in an average price of 499 $/Ton, 18.9% higher year-over-year. Indeed, to profit from the current high prices we have reduced our carry-over and increased our sales volume, as evidenced by a 34.6% year-over-year increase fully driven by the export market, as demand in the domestic market remained in line with last year. The combination of these two effects led to an increase in gross sales of 69.4% year-over-year, reaching $26.6 million.

We were in a good position to capitalize on the higher prices and increased demand because of our flexibility to supply both the domestic and export market and because of the investments we made during the past years to increase productivity and reduce costs, which led to an improvement in EBITDA margins.

Adjusted EBITDA during 3Q20 reached $6.1 million, $5.6 million higher compared to the same period of last year. This increase was fully explained by the already mentioned increase in sales and the lower costs in dollar terms, as a result of the depreciation of the Argentine peso and enhanced efficiencies at the farm and industry level.

On a year-to-date basis, gross sales totaled $84.5 million and Adjusted EBITDA $29.5 million, 12.9% and 68.1% higher than the same period of last year, respectively.

In our farm operations we completed the harvest of 41,544 hectares of rice under good conditions, obtaining an average yield of 6.7 tons per hectare, 9.8% higher than the previous harvest. Higher yields are the result of investments we made during the past years to increase productivity and reduce costs such as (i) the implementation of zero level technology in +30k hectares which considerably reduces water consumption at the farm, increases yields by providing better germination, uniform irrigation and lower losses during harvest; (ii) the increasing use of our own machinery for planting and harvesting activities; and (iii) the installment of a dryer at Oscuro farm which allows our grain storage and handling to be more efficient, reduces transportation costs, and allows us to increase rice quality by seizing optimal harvest timing. Increased efficiencies at the industrial level, such as an improvement in conversion factor and the construction of a parboil plant, allowed us to process 155 thousand tons of rough rice year-to-date, representing a 9.4% year-over-year increase.

Dairy Segment

Dairy - Highlights
	metric	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Gross Sales	$ thousands (1)	37,554	24,190	55.2%	102,698	53,946	90.4%
	million liters (2) (3)	100.2	61.9	61.9%	249.5	119.8	n.m
Adjusted EBITDA	$ thousands	6,388	3,864	65.3%	14,575	11,307	28.9%
Adjusted EBIT	$ thousands	4,794	2,416	98.4%	9,771	7,692	27.0%
Milking Cows	average heads	11,283	9,388	20.2%	10,669	8,906	19.8%
Cow Productivity	liter/cow/day	37.3	36.6	1.9%	35.9	35.8	0.2%
Total Milk Produced	million liters	38.7	31.6	22.5%	104.9	87.1	20.5%
(1) Includes sales of powdered milk, cream, electricity, culled cows; and processed dairy product
(2) Includes sales of fluid milk, powder milk and cheese.
(3) The difference between volume processed and volume sold is explained by the sales of raw milk to third parties.

Milk production reached 38.7 million liters during 3Q20, 7.1 million or 22.5% higher compared to the same period of last year. This increase was fully attributable to the 20.2% increase in our dairy cow herd, reaching an average of 11,283 milking cows during the quarter, as we continue populating our three free-stall facilities and work towards commencing activities in our fourth free-stall by 2021. Cow productivity increased 1.9% year-over-year despite the increase in the herd, reaching 37.3 liters per cow per day.

At an industry level, during the quarter we processed 83.5 million liters of raw milk, of which 24.9 million were sourced from our dairy farm operations. The balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services.

During 3Q20 gross sales in our Dairy segment reached $37.6 million, 55.2% or $13.4 million higher compared to 3Q19. This is explained by a 61.9% increase in volume driven by the export market. Adjusted EBITDA amounted to $6.4 million, 65.3% or $2.5 million higher than 3Q19, driven by the already mentioned increase in sales coupled with enhanced efficiencies in our industrial operations as well as high productivity at the farm level. This was partially offset by higher costs and expenses on the account of the larger volume. Year-to-date gross sales reached $102.7 million and Adjusted EBITDA reached $14.6 million, 90.4% and 28.9% higher respectively.

Once (i) interest expenses and (ii) the foreign exchange loss related to the financial debt are taken into account, the year-to-date result of the business decreases to minus $0.5 million.

All Other Segments

All Other Segments - Highlights
	metric	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Gross Sales	$ thousands	666	1,467	(54.6)%	1,254	2,249	(44.2)%
Adjusted EBITDA	$ thousands	6	(393)	n.a	(153)	(349)	n.a
Adjusted EBIT	$ thousands	(27)	(438)	n.a	(258)	(488)	n.a

All Other Segments primarily encompass our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.

Adjusted EBITDA for All Other Segment during 3Q20 was slightly positive, compared with a negative value of $393 thousand during 3Q19.

Land transformation business

Land transformation - Highlights
	metric	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Adjusted EBITDA	$ thousands	—	—	n.a	10,092	9,376	7.6%
Adjusted EBIT	$ thousands	—	—	n.a	2,084	1,354	53.9%
Land sold	Hectares	—	—	n.a	811	6,080	(86.7)%

During the third quarter of 2020 we did not conduct any farm sales. However, adjusted EBITDA for our Land Transformation business during 9M20 totaled $10.1 million due to the sale of 811 hectares of Abolengo farm, located in Argentina's Humid Pampas. Year-to-date, this represents an increase of 7.6% or $0.7 million over the sale of Alto Alegre farm which took place during 9M19.

Over the last 13 years we have been able to generate gains of over $200 million. Monetizing a portion our land transformation gains allows us to redeploy capital into higher yielding activities, enabling us to continue growing and enhancing shareholder value.

Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Milling
Sugarcane Milled	tons	4,353,937	3,657,105	19.1%	8,576,345	9,041,378	(5.1)%
Own Cane	tons	4,058,089	3,391,602	19.7%	8,142,360	8,626,119	(5.6)%
Third Party Cane	tons	295,847	265,503	11.4%	433,985	415,259	4.5%
Production
TRS Equivalent Produced	tons	632,596	551,702	14.7%	1,157,312	1,233,801	(6.2)%
Sugar	tons	264,448	67,002	294.7%	471,417	198,549	n.m
Ethanol	M3	208,791	283,536	(26.4)%	390,344	604,185	(35.4)%
Hydrous Ethanol	M3	123,775	195,581	(36.7)%	249,640	418,378	(40.3)%
Anhydrous Ethanol	M3	85,016	87,956	(3.3)%	140,704	185,808	(24.3)%
Sugar mix in production	%	44%	13%	n.m	43%	17%	n.m
Ethanol mix in production	%	56%	87%	(35.4)%	57%	83%	(31.0)%
Energy Exported (sold to grid)	MWh	252,918	278,833	(9.3)%	507,782	675,660	(24.8)%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	58.1	76.2	(23.8)%	59.2	74.7	(20.8)%
Agricultural Metrics
Harvested own sugarcane	tons	4,058,089	3,391,602	19.7%	8,142,360	8,626,119	(5.6)%
Harvested area	Hectares	49,843	50,053	(0.4)%	104,129	111,682	(6.8)%
Yield	tons/hectare	81	68	20.0%	78	77	1.2%
TRS content	kg/ton	142	143	(0.6)%	130	131	(0.5)%
TRS per hectare	kg/hectare	11,576	9,701	19.3%	10,157	10,088	0.7%
Mechanized harvest	%	99.4%	97.8%	1.6%	99.4%	98.4%	1.0%
Area
Sugarcane Plantation	hectares	174,764	164,687	6.1%	174,764	164,687	6.1%
Expansion & Renewal Area	hectares	5,657	4,220	34.0%	20,887	23,568	(11.4)%

During 3Q20 we crushed 4.4 million tons of sugarcane, 19.1% or 0.7 million tons higher compared to the same period of last year. The increase in crushing was favored by (i) greater cane availability following our decision to temporarily slow down our crushing pace during 2Q20 in light of Covid-19 pandemic; and (iii) advantageous weather conditions to carry out harvesting activities. Rains in our Cluster in Mato Grosso do Sul during 3Q20 were almost 2.5 times higher compared to 3Q19 but 4.7% below the 10-year average. However, rainfall was not evenly distributed throughout the quarter but was rather concentrated in a handful of days, which enabled us rapidly to resume crushing activities and resulted in only a 1.1% year-over-year decrease in effective milling days. In addition to this, the higher crushing volumes registered, especially during July when we reached a record of 1.7 million tons of sugarcane crushed, resulted in a 20.4% year-over-year increase in milling per day.

During the quarter, sugarcane yields reached 81 tons per hectare, 20.0% higher compared to 3Q19, resulting in a 19.7% increase in harvested sugarcane despite a 0.4% lower harvested area. The year-over-year gap is fully explained by the adverse weather conditions that hit our cluster during 2019 which negatively affected yields in 3Q19 as most of the harvested area was cane below optimal growth stage. TRS content in 3Q19 was in line with the 142 kg/ton registered in 3Q20, explained by the fact that the impact in TRS content driven by 2019's drought was observed during 4Q19, not 3Q19. The combination of these two effects resulted in TRS production per hectare of 11.6 tons, 19.3% higher year-over-year.

Our strategy during the quarter was to maximize crushing in order to take advantage of the favorable weather, cane availability, and the improved outlook on prices. The production mix was very much related to our flexibility, as we kept both the distillery and crystallization capacity full throughout the quarter. Production mix during 3Q20 resulted in 56.0% of TRS being diverted to ethanol, and as much as 40.7% of that volume diverted to anhydrous ethanol production, marking a 31.3% increase in anhydrous mix compared with 3Q19. Regarding sugar production, we diverted 44.0% of our TRS to profit from higher relative prices (premium of 12.3% and 4.1% to hydrous and anhydrous ethanol, which traded at 10.8 cts/lb and 11.8 cts/lb, respectively). On a year-over-year basis this represents an increase in sugar production of almost four times compared to 3Q19, when we diverted only 13.0% of TRS to sugar. This high degree of flexibility constitutes one of our most important competitive advantages, since it allows us to make an efficient use of our fixed assets.

Exported energy totaled 253 thousand MWh during the third quarter of the year, 9.3% lower compared to the same period of 2019. This is explained by our commercial strategy to carry bagasse and postpone energy sales in the spot market, expecting prices to increase from current levels as a consequence of both the dry weather in Brazil and the economic recovery. In line with this strategy, we suspended the purchase of wood chips during the quarter which also derived in a cost reduction. By next quarter we expect to capture the higher prices and improve our cogeneration efficiency ratio by making use of our bagasse in stock.

Year-to-date, we crushed a total of 8.6 million tons of sugarcane, 5.1% lower than 9M19, explained by the dynamics of the second quarter. 43% of TRS was diverted to sugar, 2.5 times higher compared to the same period of last year. Exported energy totaled 508 thousand MWh during the first nine months of 2020, 24.8% lower year-over-year.

As of September 30, 2020, our sugarcane plantation consisted of 174,764 hectares, 6.1% higher compared to the same period of last year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 9M20, we planted a total of 20,887 hectares of sugarcane. Of this total area, 42% or 8,723 hectares were expansion areas planted to supply our growing crushing capacity and 58%, or 12,165 hectares, were areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Net Sales (1)	112,860	129,887	(13.1)%	236,257	330,800	(28.6)%
Margin on Manufacturing and Agricultural Act. Before Opex	67,626	55,365	22.1%	117,567	137,634	(14.6)%
Adjusted EBITDA	86,406	85,092	1.5%	172,720	197,890	(12.7)%
Adjusted EBITDA Margin	76.6%	65.5%	16.9%	73.1%	59.8%	22.2%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Please see “Reconciliation of Non-IFRS measures” starting on page 33 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss.

Net sales account for volumes that were invoiced during the period, including forwards contracts that were fixed in the past. At the same time, the accounting figure can be affected by translation effects from the functional currency to the reporting currency. Such difference is included in the equity line Cumulative Transfer Adjustment (“CTA”).

Net sales in 3Q20 reached $112.9 million, $17.0 million or 13.1% lower than in 3Q19. This reduction was driven by the lower average selling prices of sugar, ethanol and energy measured in U.S. dollars (despite an increase in the price of sugar and ethanol measured in BRL), and the lower volumes of ethanol and energy, partially offset by higher volumes of sugar.

Adjusted EBITDA during 3Q20 was $86.4 million, $1.3 million or 1.5% higher compared to 3Q19. Lower net sales were fully offset by (i) the cost dilution following the depreciation of the Brazilian real; (ii) higher changes in fair value of biological assets, especially harvested sugarcane, on account of currency depreciation; (iii) lower general and administrative expenses both on account of currency depreciation as well as enhanced efficiencies and genuine savings due to our cost reduction initiatives; and (iv) lower selling expenses, in particular lower PIS/COFINS tax in line with the lower ethanol sales, partially offset by higher freight costs due to higher sugar sales.

On a year-to-date basis, net sales totaled $236.3 million and Adjusted EBITDA amounted to $172.7 million, 28.6% and 12.7% lower than the same period of last year, respectively.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
	$ thousands				Units			($/unit)
	3Q20	3Q19	Chg %	3Q20	3Q19	Chg %	3Q20	3Q19	Chg %
Sugar (tons)(2)	64,049	29,933	114.0%	249,552	104,154	139.6%	257	287	(10.7)%
Ethanol (cubic meters)	37,637	81,505	(53.8)%	115,703	192,897	(40.0)%	325	423	(23.0)%
Energy (Mwh)(3)	11,174	18,448	(39.4)%	310,834	339,154	(8.4)%	36	54	(33.9)%
TOTAL	112,860	129,887	(13.1)%
	$ thousands				Units			($/unit)
	9M20	9M19	Chg %	9M20	9M19	Chg %	9M20	9M19	Chg %
Sugar (tons)(2)	98,759	67,163	47.0%	392,621	226,441	73.4%	252	297	(15.2)%
Ethanol (cubic meters)	113,028	221,249	(48.9)%	311,774	506,135	(38.4)%	363	437	(17.1)%
Energy (Mwh)(3)	24,470	42,388	(42.3)%	692,814	770,074	(10.0)%	35	55	(35.8)%
TOTAL	236,257	330,800	(28.6)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of third party sugar: 140 tons ($368 k) in 3Q20; 235 tons ($454k) in 9M20; 38.8k tons ($11.1 MM) in 3Q19 and 80.8k tons ($24.9 MM) in 9M19.
(3) Includes commercialization of energy from third parties.

Ethanol sales volumes during 3Q20 decreased 40.0% compared to 3Q19. This is explained by a 27.6% decrease in the volume available for sale caused by (i) a 26.4% reduction in ethanol production as the current mix has a lower incidence of ethanol, as opposed to 3Q19, and (ii) 31.0% lower inventories carried from the previous quarter as production mix during the peak of the pandemic shifted to sugar maximization. In addition, the decrease in ethanol sales volume is also explained by a ~10.0% increase in carry in relative terms, to benefit from higher expected prices.

Despite an increase in average selling prices measured in BRL, prices were lower measured in U.S. dollars, standing at 12.1 cts/lb in sugar equivalent and representing a 23.0% year-over-year reduction. During the quarter, hydrous and anhydrous ethanol traded, on average, at sugar equivalent prices of 10.8 cts/lb and 11.8 cts/lb, 12.3% and 4.1% discount to sugar, respectively.

On account of the lower selling volumes and lower average prices in U.S. dollars, net ethanol sales during the quarter amounted to $37.6 million, 53.8% lower year-over-year.

However, compared to 2Q20, prices and demand for ethanol experienced a recovery throughout the third quarter. Hydrous ethanol prices measured in BRL increased by 16.0% versus the previous quarter, anhydrous prices by 18.0% and domestic ethanol sales increased 26.0%, according to UNICA. In fact, sales of anhydrous ethanol were at pre-pandemic levels, as the lower gasoline consumption caused by the lockdown was fully offset by an increased demand from the Northeast region of Brazil, as import parity favored domestic consumption.

In terms of sugar, sales volume during 3Q20 more than doubled compared to 3Q19, driven by an increase in production mix and volume. Average selling price in U.S. dollars fell by 10.7% to 11.6 cts/lb. Net sales resulted in $64.0 million during 3Q20, a 114.0% increase year-over-year.

In the case of energy, net sales in 3Q20 were $11.2 million, 39.4% lower compared to 3Q19. Selling volumes reached 311 thousand MWh, marking a 8.4% decrease year-over-year. Average selling prices were lower both measured in BRL as well as in U.S. dollars, standing at $36 per MWh, implying a 33.9% decrease compared to the same period of last year. However, dry weather in Brazil and the economic recovery, contributed to an improved outlook for energy prices, evidenced in an increase in spot prices from 101 BRL/MWh during September to 324 BRL/MWh by the end of October, reported by CCEE.

As shown in the table below, total production costs excluding depreciation and amortization reached 3.9 cents per pound during 3Q20, 37.0% lower year-over-year. This cost reduction was mainly explained by the impact of a 19.1% higher crushing volume, which allowed us to dilute fixed costs, coupled with the year-over-year depreciation of the Brazilian Real, which further contributed to reduce unit costs measured in U.S. dollars. Additionally, in terms of cost reduction we (i) reduced third party services and suspended wood chips purchases; (ii) reduced the consumption of agricultural supplies driven by enhanced efficiencies and best practices and (iii) had a higher inter-harvest depreciation related to costs capitalized during inter-harvest.

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	3Q20	3Q19	Chg %	3Q20	3Q19	Chg %
Industrial costs	24,657	30,797	(19.9)%	1.9	2.8	(32.4)%
Industrial costs	18,691	23,689	(21.1)%	1.4	2.1	(33.3)%
Cane from 3rd parties	5,966	7,108	(16.1)%	0.5	0.6	(29.1)%
Agricultural costs	66,225	86,969	(23.9)%	5.1	7.9	(35.7)%
Harvest costs	25,786	34,805	(25.9)%	2.0	3.2	(37.4)%
Cane depreciation	18,969	25,086	(24.4)%	1.5	2.3	(36.1)%
Agricultural Partnership Costs	8,844	9,891	(10.6)%	0.7	0.9	(24.5)%
Maintenance costs	12,626	17,188	(26.5)%	1.0	1.6	(37.9)%
Total Production Costs	90,882	117,766	(22.8)%	7.0	10.7	(34.8)%
Depreciation & Amortization PP&E	(40,336)	(49,966)	(19.3)%	(3.1)	(4.5)	(31.8)%
Total Production Costs (excl D&A)	50,546	67,800	(25.4)%	3.9	6.1	(37.0)%

Sugar, Ethanol & Energy - Total Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	9M20	9M19	Chg %	9M20	9M19	Chg %
Industrial costs	47,088	61,871	(23.9)%	2.0	2.5	(19.4)%
Industrial costs	38,506	51,427	(25.1)%	1.6	2.1	(20.7)%
Cane from 3rd parties	8,581	10,444	(17.8)%	0.4	0.4	(13.0)%
Agricultural costs	144,080	215,106	(33.0)%	6.1	8.6	(29.0)%
Harvest costs	51,676	80,077	(35.5)%	2.2	3.2	(31.6)%
Cane depreciation	36,681	55,997	(34.5)%	1.6	2.2	(30.6)%
Agricultural Partnership costs	19,660	28,353	(30.7)%	0.8	1.1	(26.5)%
Maintenance costs	36,063	50,680	(28.8)%	1.5	2.0	(24.6)%
Total Production Costs	191,168	276,977	(31.0)%	8.1	11.1	(26.9)%
Depreciation & Amortization	(89,594)	(120,664)	(25.7)%	(3.8)	(4.8)	(21.3)%
Total Production Costs (excl. D&A)	101,574	156,313	(35.0)%	4.3	6.3	(31.2)%

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Sugarcane Valuation Model current period	56,704	56,631	0.1%	56,704	56,631	0.1%
Sugarcane Valuation Model previous period	53,902	58,335	(7.6)%	55,355	47,475	16.6%
Total Changes in Fair Value	2,803	(1,704)	n.a	1,349	9,156	(85.3)%

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented a $4.5 million gain year-over-year fully attributed to the depreciation of the Brazilian real and the increase in surface area as we continue with our expansion strategy.

Corporate Expenses

Corporate Expenses
$ thousands	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Corporate Expenses	(4,929)	(4,931)	—%	(13,786)	(14,850)	(7.2)%

Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as the remuneration of executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses for 9M20 were $13.8 million, 7.2% lower than in 9M19 on account of lower air and ground travel, accomodation and costs associated with Board meetings, among others.

Other Operating Income

Other Operating Income
$ thousands	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Gain / (Loss) from commodity derivative financial instruments	(4,397)	2,640	n.m	1,344	(91)	n.a
Gain from disposal of farmland and other assets	—	(382)	(100.0)%	2,084	1,472	41.6%
(Loss) from forward contracts	(666)	463	n.m	(805)	(67)	n.a
Gain from disposal of other property items	67	94	(28.7)%	1,767	246	n.m
Net Gain from FV Adjustement in Investment Property	376	5,059	(92.6)%	1,561	1,622	(3.8)%
Other	1,841	1,272	44.7%	4,110	(2,718)	n.a
Total	(2,779)	9,146	n.m	10,061	464	n.m

Other Operating Income for 3Q20 was a $2.8 million loss, compared to a gain of $9.1 million in 3Q19. This decrease is mainly attributable to the negative impact in our derivative position of the increase in commodity prices, namely sugar, soybean and corn. Year-to-date Other Operating Income was $10.1 million, $9.6 million higher compared to the same period last year.

Results generated from the sale of carbon credits (CBio) as part of Brazil's RenovaBio program are registered in Other Operating Income, under the Other line. However, during 3Q20 results generated by the sale of CBios are negligible because trade of carbon credits in Brazil was still in an early stage.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.

The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of September 30, 2020
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB
	Volume (1)	USD/Ton	USD/Bu
2019/2020 Harvest season
Soybeans	160,280	236.0	838.0
Corn	304,810	132.0	318.0
2020/2021 Harvest season
Soybeans	39,300	258.0	1,060.0
Corn	91,236	153.0	421.0

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB
	Volume (1)	USD/Unit	Cents/Lb
2020/2021 Harvest season
Sugar (tons)	556,616	271.0	12.3
Ethanol (m3)	243,472	325.3	n.a
Energy (MW/h) (2)	572,173	43.2	n.a
2021/2022 Harvest season
Sugar (tons)	141,732	279.5	12.7
Ethanol (m3)	750	378.0	n.a
Energy (MW/h) (2)	324,168	52.3	n.a

(1) Energy prices 2020 were converted to USD at an exchange rate of BRL/USD 5.3 and 2021 prices were converted at BRL/USD 5.0

Financial Results

Financial Results
$ thousands	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Interest Expenses, net	(12,741)	(12,185)	n.a	(40,184)	(36,302)	n.a
Cash Flow Hedge - Transfer from Equity	(11,494)	(1,987)	n.a	(24,629)	(15,779)	n.a
FX (Losses), net	(11,224)	(66,317)	n.a	(124,185)	(48,179)	n.a
Gain/loss from derivative financial Instruments	547	741	(26.2)%	(1,603)	1,019	(257.3)%
Taxes	(1,181)	(1,058)	n.a	(3,626)	(2,878)	n.a
Finance Cost - Right-of-use Assets	(1,844)	(5,830)	n.a	(8,835)	(9,417)	n.a
Inflation accounting effects	4,776	2,745	74.0%	7,541	12,330	(38.8)%
Other Expenses, net	8,233	532	n.m	9,249	(1,778)	n.a
Total Financial Results	(24,928)	(83,359)	n.a	(186,272)	(100,984)	n.a

Net financial results in 9M20 totaled a loss of $186.3 million compared to a loss of $101.0 million in 9M19. These results are primarily composed of Foreign exchange losses and inflation accounting effects:
(i)Foreign exchange losses (composed of “Cash Flow Hedge - Transfer from Equity (1) and “Fx Gain/Loss line” items) reflect the impact of foreign exchange variations on our dollar-denominated monetary assets and liabilities. The $124.2 million loss is explained by our negative net foreign currency position. During 9M20 the Brazilian Real registered a 39.9% nominal depreciation, compared to a depreciation of 7.5% during 9M19. At the same time, and further contributing to the foreign exchange loss, the Argentine Peso depreciated 27.2% during the first nine months of 2020. These results are non-cash in nature and do not affect the net worth of the Company in U.S. dollars.

(ii)Inflation accounting effects reflect the results from the exposure of our net monetary position to inflation. Monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain every time inflation reduces the owed balance in real terms. During 9M20 we had a negative net monetary position (monetary liabilities were higher than monetary assets), so we registered a $4.8 million gain, 74.0% higher than 9M20. The increase was primarily explained by higher financial debt denominated in Argentinean peso, a strategy we followed to capture low interest rates, when measured in U.S. dollars. As a result, we had a higher negative net monetary position compared to the same period of last year.

Indebtedness

Net Debt Breakdown
$ thousands	3Q20	2Q20	Chg %	3Q19	Chg %
Farming	195,256	232,872	(16.2)%	244,453	(20.1)%
Short term Debt	125,203	178,935	(30.0)%	173,557	(27.9)%
Long term Debt	70,053	53,937	29.9%	70,896	(1.2)%
Sugar, Ethanol & Energy	729,660	745,013	(2.1)%	654,814	11.4%
Short term Debt	76,973	74,486	3.3%	32,007	140.5%
Long term Debt	652,687	670,527	(2.7)%	622,807	4.8%
Total Short term Debt	202,177	253,421	(20.2)%	205,564	(1.6)%
Total Long term Debt	722,740	724,464	(0.2)%	693,703	4.2%
Gross Debt	924,917	977,885	(5.4)%	899,267	2.9%
Cash & Equivalents	213,584	236,259	(9.6)%	145,833	46.5%
Net Debt	711,333	741,626	(4.1)%	753,434	(5.6)%
EOP Net Debt / Adj. EBITDA LTM	2.29x	2.45x	(6.7)%	2.74x	(16.5)%

From a seasonality point of view, the second half of the year has lower working capital requirements, since most of our planting and harvesting costs have been already incurred during the first and second quarter. At the same time, we start selling and collecting income from most of our products.

Adecoagro´s net debt as of September 30, 2020 reached $711.3 million, $30.2 million or 4.1% lower than the previous quarter, driven by a $53.0 million reduction in gross debt which amounted to $924.9 million, 5.4% lower than the previous quarter. The reduction was mainly explained by higher cash generation during the year compared to 9M19, as we continue to ramp up operations.

On a year-over-year basis, net debt in 3Q20 was 5.6% lower, on account of higher cash and equivalents driven by a positive free cashflow during the last twelve months, which fully offset the higher gross debt. As of September 30, 2020 cash and equivalents were 46.5% higher compared to the same period of last year, which reflects the inflow from the issuance of the CRA bond in Brazil at the end of 2019, as well as the short term working capital lines we raised as part of our risk management program.

Our Net Debt ratio (Net Debt / EBITDA) reached 2.29x, 6.7% lower than 2Q20 and 16.5% lower year-over-year. We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also on the terms of our indebtedness, most of which is long-run debt.

The Company has full capacity to repay short term debt with its cash balances, as shown by our Liquidity ratio above 1.0x. As of September 30, 2020, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt) reached 1.49x.

Capital Expenditures & Investments

$ thousands	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Farming & Land Transformation	4,209	5,927	(29.0)%	15,171	71,571	(78.8)%
Expansion	3,376	5,047	(33.1)%	12,368	66,019	(81.3)%
Maintenance	832	880	(5.4)%	2,802	5,552	(49.5)%
Sugar, Ethanol & Energy	21,077	26,817	(21.4)%	112,261	138,501	(18.9)%
Maintenance	11,204	20,243	(44.7)%	81,269	95,809	(15.2)%
Planting	8,232	14,412	(42.9)%	28,535	39,061	(26.9)%
Industrial & Agricultural Machinery	2,972	5,830	(49.0)%	52,734	56,748	(7.1)%
Expansion	9,872	6,574	50.2%	30,992	42,691	(27.4)%
Planting	9,188	5,363	71.3%	25,494	31,291	(18.5)%
Industrial & Agricultural Machinery	684	1,212	(43.5)%	5,498	11,400	(51.8)%
Total	25,285	32,744	(22.8)%	127,431	210,071	(39.3)%

Adecoagro´s capital expenditures in 3Q20 totaled $25.3 million, 22.8% lower than in the same period of last year.

The Sugar, Ethanol and Energy business accounted for 83.4% or $21.1 million of total capex in 3Q20. Expansion capex reached $9.9 million, 50.2% higher than previous year, explained by the fact that we doubled our expansion area and secured the purchase of three harvesters. Maintenance capex, in turn, reached $11.2 million, 44.7% lower year-over-year on the account of the postponement of uncommitted capital expenditures as part of our cost reduction initiatives implemented in light of the pandemic.

Farming & Land Transformation businesses accounted for 16.6%, or $4.2 million of total capex in 3Q20, marking a 29.0% year-over-year decrease mostly explained by the fact that 2019 was the year with the highest capex requirement in our Farming business, according to our 5 Year Plan.

Year-over-year total capex was reduced by 39.3%. Consolidated capex spending is expected to slowdown going forward. Not only are we in the final phase of our 5-Year-Plan, with virtually all the Expansion capex already deployed, but we also expect Maintenance capex to go down in our Sugar, Ethanol and Energy business even as we are increasing sugarcane area, as a result of efficiencies enhancements.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	3Q20	3Q19	% Chg	3Q20	3Q19	% Chg
Soybean	tons	19,753	30,735	(35.7)%	4,524	6,581	(31.3)%
Corn (1)	tons	34,098	63,163	(46.0)%	5,014	8,107	(38.2)%
Wheat (2)	tons	8,035	11,494	(30.1)%	1,473	2,068	(28.8)%
Sunflower	tons	930	2,493	(62.7)%	699	778	(10.2)%
Cotton	tons	853	451	89.2%	680	525	29.5%
Rice	tons	18,127	26,723	(32.2)%	3,431	8,187	(58.1)%
Peanut	tons	10,295	10,032	2.6%	8,660	5,724	51.3%
Organic Sugar	tons	8,721	742	n.m	1,956	192	n.m
Sugar	tons	78,727	66,903	17.7%	13,642	15,017	(9.2)%
Ethanol	m3	170,780	203,578	(16.1)%	43,151	66,751	(35.4)%
Fluid Milk	Lts	5,740	4,428	29.6%	2,184	1,758	24.2%
Powder Milk	tons	941	1,047	(10.1)%	2,261	2,808	(19.5)%
Others	tons	1,592	3,409	(53.3)%	803	1,298	(38.1)%
Total		358,592	425,199	(15.7)%	88,478	119,794	(26.1)%
(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in white rice equivalent

Variations in inventory levels between 3Q20 and 3Q19 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained; (iii) different percentage of area harvested during the period; and (iv) commercial strategy or selling pace for each product.

3Q20 Market Highlights

◦Sugar prices experienced an upward trend during 3Q20. Prices measured in U.S. dollars were, on average, 6.4% higher than in 3Q19 and 14.0% above 2Q20. The rebound in sugar was supported by funds building their position, by a strong demand from China and a tight supply resulting from a lower production outlook from the EU, Russia and Thailand due to weather related issues. In India, the monsoons continue to progress well, but the export program has been delayed, thus supporting the rise in prices. Growing concerns about Brazil's 2021/22 crop on the account of the drought observed in the Center-South region, can also help support sugar prices.

◦Ethanol prices presented a significant improvement throughout 3Q20. In addition to higher gasoline prices in Brazil, ethanol prices have been supported by (i) a recovering domestic demand, (ii) lower imports, (iii) higher exports and (iv) lower production due to more profitable sugar prices, all of which contributes to an even more constructive price scenario for the following months. According to the ESALQ index, hydrous and anhydrous prices increased 16% and 18% compared to 2Q20, respectively. As reported by UNICA, domestic ethanol sales improved 26% versus previous quarter.

◦Energy spot prices in the southeast region of Brazil during 3Q20 were 54.1% lower than 3Q19. In July, energy prices were 89.0 BRL/MWh, 85.2 BRL/MWh in August, and 100.8 BRL/MWh in September. In October the PLD (Preço de Liquidação das Diferenças or settlement price for differences) reached levels of 286.1 BRL/MWh and consumption shows an increase of 4.8% when compared to last year, according to CCEE. The level of the southeast reservoirs was 36.9% by the end of September, 3.3% higher than the same period of 2019 (33.6%).

◦During 3Q20 corn prices traded 12% higher, recovering partially from the downside of the first part of 2Q20, as demand recovered mainly driven by China’s active buying. Regarding soybeans, prices increased 16% fueled by increasing demand from China of U.S. beans, reaching pre-Trade War price levels. Firmer prices were also supported by drier weather conditions in South America, mainly in Brazil and Argentina, and by the money inflow in Commodities funds due to a weaker U.S. dollar currency.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) the impact of the COVID-19 pandemic, weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, including our recent acquisitions in the Dairy business; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results; (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item:

"Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. (See Item 5. “Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates" in our Annual Report on Form 20-F for the year ended December 31, 2018)
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets; and (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets;. and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation of property plan and equipment and amortization of intangible assets), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 29.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	3Q20	2Q20	Chg %	3Q19	Chg %
Total Borrowings	924,917	977,885	(5.4)%	899,267	2.9%
Cash and Cash equivalents	213,584	236,259	(9.6)%	145,833	46.5%
Net Debt	711,333	741,626	(4.1)%	753,434	(5.6)%

Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.

In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Net Income
$ thousands	3Q20	3Q19	Chg %	9M20	9M19	Chg %
Net Income	20,267	(30,307)	n.a	(46,238)	(9,280)	n.a
Foreign exchange losses, net	11,224	66,317	(83.1)%	124,185	48,179	n.m
Cash flow hedge - transfer from equity	11,494	1,987	n.m	24,629	15,779	56.1%
Inflation Accounting Effects	(4,776)	(2,745)	n.a	(7,541)	(12,330)	n.a
Revaluation Result - Investment Property	(376)	(5,059)	n.a	(1,561)	(1,622)	n.a
Revaluation surplus of farmland sold	—	—	n.a	8,008	8,022	(0.2)%
Adjusted Net Income	37,833	30,193	25.3%	101,482	48,748	n.m

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q20
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	54,680	26,583	37,554	666	119,483	118,508	—	—	237,991
Cost of goods sold and services rendered	(46,579)	(17,445)	(31,533)	(569)	(96,126)	(74,143)	—	—	(170,269)
Initial recog. and changes in FV of BA and agricultural produce	5,491	438	3,611	4	9,544	23,261	—	—	32,805
Gain from changes in NRV of agricultural produce after harvest	(39)	—	1	—	(38)	—	—	—	(38)
Margin on Manufacturing and Agricultural Act. Before Opex	13,553	9,576	9,633	101	32,863	67,626	—	—	100,489
General and administrative expenses	(1,848)	(1,688)	(1,254)	(29)	(4,819)	(3,865)	—	(4,867)	(13,551)
Selling expenses	(4,693)	(3,509)	(3,681)	(99)	(11,982)	(14,778)	—	(41)	(26,801)
Other operating income, net	(307)	58	96	376	223	(2,913)	—	(89)	(2,779)
Profit from Operations Before Financing and Taxation	6,705	4,437	4,794	349	16,285	46,070	—	(4,997)	57,358
Net gain from Fair value adjustment of Investment property	—	—	—	(376)	(376)	—	—	—	(376)
Adjusted EBIT	6,705	4,437	4,794	(27)	15,909	46,070	—	(4,997)	56,982
(-) Depreciation and Amortization	1,451	1,664	1,594	33	4,742	40,336	—	68	45,146
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	8,156	6,101	6,388	6	20,651	86,406	—	(4,929)	102,128
Reconciliation to Profit/(Loss)
Adjusted EBITDA									102,128
(+) Depreciation and Amortization									(45,146)
(+) Financial result, net									(24,928)
(+) Revaluation Result - Investment Property									376
(+) Income Tax (Charge)/Benefit									(11,925)
(-) Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									(238)
Profit/(Loss) for the Period									20,267

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q19
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	61,092	15,693	24,190	1,467	102,442	141,225	—	—	243,667
Cost of goods sold and services rendered	(56,262)	(12,773)	(22,691)	(1,351)	(93,077)	(94,503)	—	—	(187,580)
Initial recog. and changes in FV of BA and agricultural produce	2,233	698	4,602	(436)	7,097	8,643	—	—	15,740
Gain from changes in NRV of agricultural produce after harvest	3,882	—	27	—	3,909	—	—	—	3,909
Margin on Manufacturing and Agricultural Act. Before Opex	10,945	3,618	6,128	(320)	20,371	55,365	—	—	75,736
General and administrative expenses	(1,172)	(1,406)	(1,198)	(41)	(3,817)	(5,393)	—	(5,151)	(14,361)
Selling expenses	(4,953)	(3,216)	(1,566)	(77)	(9,812)	(16,598)	—	136	(26,274)
Other operating income, net	3,207	(10)	(948)	5,059	7,308	1,753	—	84	9,145
Profit from Operations Before Financing and Taxation	8,027	(1,014)	2,416	4,621	14,050	35,127	—	(4,931)	44,246
Net gain from Fair value adjustment of Investment property	—	—	—	(5,059)	(5,059)	—	—	—	(5,059)
Adjusted EBIT	8,027	(1,014)	2,416	(438)	8,991	35,127	—	(4,931)	39,187
(-) Depreciation and Amortization	1,412	1,473	1,448	45	4,378	49,965	—	—	54,343
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	9,439	459	3,864	(393)	13,369	85,092	—	(4,931)	93,530
Reconciliation to Profit/(Loss)
Adjusted EBITDA									93,530
(+) Depreciation and Amortization									(54,343)
(+) Financial result, net									(83,359)
(+) Revaluation Result - Investment Property									5,059
(+) Income Tax (Charge)/Benefit									12,974
(-) Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									(4,168)
Profit/(Loss) for the Period									(30,307)

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 9M20
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	140,222	84,469	102,698	1,254	328,643	251,620	—	—	580,263
Cost of goods sold and services rendered	(126,670)	(62,347)	(88,642)	(946)	(278,605)	(165,447)	—	—	(444,052)
Initial recog. and changes in FV of BA and agricultural produce	29,867	18,168	10,386	(316)	58,105	31,394	—	—	89,499
Gain from changes in NRV of agricultural produce after harvest	5,193	—	—	—	5,193	—	—	—	5,193
Margin on Manufacturing and Agricultural Act. Before Opex	48,612	40,290	24,442	(8)	113,336	117,567	—	—	230,903
General and administrative expenses	(4,903)	(4,967)	(3,618)	(89)	(13,577)	(11,634)	—	(13,842)	(39,053)
Selling expenses	(14,085)	(11,518)	(10,761)	(155)	(36,519)	(31,313)	—	(170)	(68,002)
Other operating income, net	(2,259)	534	(292)	1,555	(462)	8,506	2,084	(67)	10,061
Profit from Operations Before Financing and Taxation	27,365	24,339	9,771	1,303	62,778	83,126	2,084	(14,079)	133,909
Net gain from Fair value adjustment of Investment property	—	—	—	(1,561)	(1,561)	—	—	—	(1,561)
Adjusted EBIT	27,365	24,339	9,771	(258)	61,217	83,126	2,084	(14,079)	132,348
(-) Depreciation and Amortization	4,092	5,196	4,804	105	14,197	89,594	—	293	104,084
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	8,008	—	8,008
Adjusted EBITDA	31,457	29,535	14,575	(153)	75,414	172,720	10,092	(13,786)	244,440
Reconciliation to Profit/(Loss)
Adjusted EBITDA									244,440
(+) Depreciation and Amortization									(104,084)
(+) Financial result, net									(186,272)
(+) Revaluation Result - Investment Property									1,561
(+) Income Tax (Charge)/Benefit									7,870
(-) Reverse of revaluation surplus derived from the disposals of assets									(8,008)
(+) Translation Effect (IAS 21)									(1,745)
Profit/(Loss) for the Period									(46,238)

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 9M19
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	134,038	74,829	53,946	2,249	265,062	360,677	—	—	625,739
Cost of goods sold and services rendered	(129,805)	(57,447)	(49,117)	(1,877)	(238,246)	(237,928)	—	—	(476,174)
Initial recog. and changes in FV of BA and agricultural produce	24,545	15,440	10,137	(578)	49,544	14,885	—	—	64,429
Gain from changes in NRV of agricultural produce after harvest	1,174	—	27	—	1,201	—	—	—	1,201
Margin on Manufacturing and Agricultural Act. Before Opex	29,952	32,822	14,993	(206)	77,561	137,634	—	—	215,195
General and administrative expenses	(3,623)	(4,821)	(3,081)	(126)	(11,651)	(16,845)	—	(14,455)	(42,951)
Selling expenses	(8,804)	(15,773)	(3,554)	(149)	(28,280)	(44,963)	—	(106)	(73,349)
Other operating income, net	(3,206)	256	(666)	1,615	(2,001)	1,400	1,354	(289)	464
Profit from Operations Before Financing and Taxation	14,319	12,484	7,692	1,134	35,629	77,226	1,354	(14,850)	99,359
Net gain from Fair value adjustment of Investment property	—	—	—	(1,622)	(1,622)	—	—	—	(1,622)
Adjusted EBIT	14,319	12,484	7,692	(488)	34,007	77,226	1,354	(14,850)	97,737
(-) Depreciation and Amortization	3,555	5,087	3,615	139	12,396	120,664	—	—	133,060
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—		—	8,022	—	8,022
Adjusted EBITDA	17,874	17,571	11,307	(349)	46,403	197,890	9,376	(14,850)	238,819
Reconciliation to Profit/(Loss)
Adjusted EBITDA									238,819
(+) Depreciation and Amortization									(133,060)
(+) Financial result, net									(100,984)
(+) Revaluation Result - Investment Property									1,622
(+) Income Tax (Charge)/Benefit									(5,215)
(-) Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									(10,462)
Profit/(Loss) for the Period									(9,280)

Statement of Income
$ thousands	3Q20	3Q19	Chg %	9M20	9M19	Chg %

Sales of goods and services rendered	236,732	220,312	7.5%	574,715	607,913	(5.5)%
Cost of goods sold and services rendered	(169,303)	(167,758)	0.9%	(439,546)	(460,953)	(4.6)%
Initial recognition and changes in fair value of biological assets and agricultural produce	32,520	7,850	314.3%	87,300	59,318	47.2%
Changes in net realizable value of agricultural produce after harvest	(65)	3,847	(101.7)%	5,108	1,245	310.3%
Margin on manufacturing and agricultural activities before operating expenses	99,884	64,251	55.5%	227,577	207,523	9.7%
General and administrative expenses	(13,390)	(10,871)	23.2%	(38,261)	(40,487)	(5.5)%
Selling expenses	(26,606)	(22,599)	17.7%	(67,087)	(70,732)	(5.2)%
Other operating income, net	(2,768)	9,297	(129.8)%	9,935	615	1,515.4%
Profit from operations before financing and taxation	57,120	40,078	42.5%	132,164	96,919	36.4%
Finance income	11,147	2,276	389.8%	16,812	6,816	146.7%
Finance costs	(40,850)	(88,380)	(53.8)%	(210,625)	(120,130)	75.3%
Other financial results - Net gain of inflation effects on the monetary items	4,775	2,745	74.0%	7,541	12,330	(38.8)%
Financial results, net	(24,928)	(83,359)	(70.1)%	(186,272)	(100,984)	84.5%
(Loss)/Profit before income tax	32,192	(43,281)	(174.4)%	(54,108)	(4,065)	1,231.1%
Income tax benefit/(expense)	(11,925)	12,974	(191.9)%	7,870	(5,215)	(250.9)%
(Loss)/Profit for the period	20,267	(30,307)	(166.9)%	(46,238)	(9,280)	398.3%

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows
$ thousands	3Q20	3Q19	Chg %	9M20	9M19	Chg %

Cash flows from operating activities:
(Loss) / Profit for the year	20,267	(30,307)	(166.9)%	(46,238)	(9,280)	398.3%
Adjustments for:
Income tax expense	11,925	(12,974)	(191.9)%	(7,870)	5,215	(250.9)%
Depreciation	44,822	52,716	(15.0)%	102,890	131,226	(21.6)%
Amortization	240	279	(14.0)%	752	977	(23.0)%
Depreciation of right of use assets	9,995	10,945	(8.7)%	30,506	32,927	(7.4)%
Gain from the disposal of other property items	(68)	84	(181.0)%	(1,704)	(1,354)	25.8%
Gain from the sale of farmland and other assets	9	118	(92.4)%	(2,048)	(194)	955.7%
Acquisition of subsidiaries	—	—	n . a	—	(149)	n . a
Net loss / (gain) from the Fair value adjustment of Investment properties	(366)	(5,551)	(93.4)%	(1,541)	(2,069)	(25.5)%
Equity settled share-based compensation granted	1,127	1,793	(37.1)%	2,706	3,416	(20.8)%
Loss / (gain) from derivative financial instruments	4,912	(2,980)	(264.8)%	1,315	(601)	(318.8)%
Interest and other financial expense, net	5,339	18,341	(70.9)%	37,931	46,027	(17.6)%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(2,950)	5,225	(156.5)%	(31,228)	(23,629)	32.2%
Changes in net realizable value of agricultural produce after harvest (unrealized)	993	(6,009)	(116.5)%	(67)	(1,429)	(95.3)%
Provision and allowances	1,013	(2,692)	n . a	1,839	(440)	(518.0)%
Net gain of inflation effects on the monetary items	(4,776)	(2,745)	74.0%	(7,541)	(12,330)	(38.8)%
Foreign exchange losses, net	11,224	66,317	(83.1)%	124,185	48,179	157.8%
Cash flow hedge – transfer from equity	11,494	1,987	478.5%	24,629	15,779	56.1%
Subtotal	115,200	94,547	21.8%	228,516	232,271	(1.6)%

Changes in operating assets and liabilities:
(Increase) in trade and other receivables	(20,353)	(3,496)	482.2%	(42,060)	(20,081)	109.5%
(Increase) in inventories	745	(5,084)	(114.7)%	(63,973)	(74,511)	(14.1)%
Decrease / (Increase) in biological assets	(17,530)	(15,121)	15.9%	38,477	30,759	25.1%
(Increase) / Decrease in other assets	7	(51)	(113.7)%	18	(207)	(108.7)%
Decrease / (Increase) in derivative financial instruments	(1,661)	(1,343)	23.7%	4,083	4,046	0.9%
Decrease in trade and other payables	(9,055)	17,227	(152.6)%	(27,038)	(5,517)	390.1%
Increase in payroll and social security liabilities	4,588	4,090	12%	2,895	4,099	(29)%
(Decrease) / Increase in provisions for other liabilities	(164)	(250)	(34.4)%	442	(361)	(222.4)%
Net cash generated from operating activities before taxes paid	71,777	90,519	(20.7)%	141,360	170,498	(17.1)%
Income tax paid	(580)	(553)	4.9%	(1,650)	(1,804)	(8.5)%
Net cash generated from operating activities	71,197	89,966	(20.9)%	139,710	168,694	(17.2)%

Condensed Consolidated Statement of Cash Flow
Statement of Cashflows
$ thousands	3Q20	3Q19	Chg %	9M20	9M19	Chg %

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	—	(114)	(100.0)%	—	636	n . a
Purchases of property, plant and equipment	(25,320)	(23,824)	6.3%	(126,667)	(199,440)	(36.5)%
Purchase of cattle and non current biological assets	(2,557)	(1,009)	153.4%	(5,114)	(4,950)	3.3%
Purchases of intangible assets	(162)	1,070	(115.1)%	(840)	(6,990)	(88.0)%
Interest received	10,880	1,280	750.0%	16,395	4,861	237.3%
Proceeds from sale of property, plant and equipment	398	369	7.9%	2,108	1,804	16.9%
Proceeds from sale of farmlands	(51)	—	n . a	15,930	5,833	173.1%
Proceeds from the sale of farmland and other assets	(16,812)	(22,228)	(24.4)%	(98,188)	(198,246)	(50.5)%

Cash flows from financing activities:
Proceeds from long-term borrowings	24,030	2,453	879.6%	34,131	12,594	171.0%
Payments of long-term borrowings	(9,347)	(22,319)	(58.1)%	(25,583)	(79,768)	(67.9)%
Proceeds from short-term borrowings	21,321	23,900	(10.8)%	170,187	172,411	(1.3)%
Payments of short-term borrowings	(69,875)	(21,674)	222.4%	(155,958)	(89,613)	74.0%
Interest paid	(22,504)	(19,415)	15.9%	(52,101)	(51,342)	1.5%
Payment of derivatives financial instruments	(11)	775	(101.4)%	(63)	1,485	(104.2)%
Lease Payments	(8,085)	(9,253)	(12.6)%	(33,130)	(41,304)	(19.8)%
Purchase of own shares	(2,500)	(1,741)	n . a	(3,923)	(1,741)	n . a
Dividends paid to non-controlling interest	(529)	—	n . a	(529)	(603)	(12.3)%
Net cash (used) / generated from financing activities	(67,500)	(47,274)	42.8%	(66,969)	(77,881)	(14.0)%
Net increase / (decrease) in cash and cash equivalents	(13,115)	20,464	(164.1)%	(25,447)	(107,433)	(76.3)%
Cash and cash equivalents at beginning of period	236,259	137,990	71.2%	290,276	273,635	6.1%
Effect of exchange rate changes and inflation on cash and cash equivalents	(9,560)	(12,621)	(24.3)%	(51,245)	(20,369)	151.6%
Cash and cash equivalents at end of year	213,584	145,833	46.5%	213,584	145,833	46.5%

(a) Includes (1,583) and 21,088 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2020 and 2019, respectively.
(b) Includes 202 and 7,001 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2020 and 2019, respectively.
(c) Includes 10,324 and (14,093) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2020 and 2019, respectively.
(d) Includes (8,943) and (13,996) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2020 and 2019, respectively.

Other non-cash investing and financing for the transactions disclosed in other notes are the seller financing of Subsidiaries in Note 27 of our Interim Financial Statements as of September 30, 2020.

Condensed Consolidated Statement of Financial Position

Statement of Financial Position
$ thousands	September 30, 2020	December 31, 2019 (*)	Chg %

ASSETS
Non-Current Assets
Property, plant and equipment, net	1,332,793	1,493,220	(10.7)%
Right of use assets	195,202	238,053	(18.0)%
Investment property	31,395	34,295	(8.5)%
Intangible assets, net	30,353	33,679	(9.9)%
Biological assets	13,867	13,303	4.2%
Deferred income tax assets	33,058	13,664	141.9%
Trade and other receivables, net	38,036	44,993	(15.5)%
Other assets	765	1,034	(26.0)%
Total Non-Current Assets	1,675,469	1,872,241	(10.5)%
Current Assets
Biological assets	93,529	117,133	(20.2)%
Inventories	159,846	112,790	41.7%
Trade and other receivables, net	142,131	127,338	11.6%
Derivative financial instruments	151	1,435	(89.5)%
Other assets	56	94	(40.4)%
Cash and cash equivalents	213,584	290,276	(26.4)%
Total Current Assets	609,297	649,066	(6.1)%
TOTAL ASSETS	2,284,766	2,521,307	(9.4)%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	903,157	901,739	0.2%
Cumulative translation adjustment	(592,415)	(492,374)	20.3%
Equity-settled compensation	13,971	15,354	(9.0)%
Cash flow hedge	(90,406)	(76,303)	18.5%
Other reserves	76,571	66,047	15.9%
Treasury shares	(7,567)	(7,946)	(4.8)%
Revaluation surplus	346,264	337,877	2.5%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	(33,637)	18,728	(279.6)%
Equity attributable to equity holders of the parent	841,085	988,269	(14.9)%
Non-controlling interest	40,035	40,614	(1.4)%
TOTAL SHAREHOLDERS EQUITY	881,120	1,028,883	(14.4)%

LIABILITIES
Non-Current Liabilities
Trade and other payables	3,808	3,599	5.8%
Borrowings	722,740	780,202	(7.4)%
Lease liabilities	144,683	174,570	(17.1)%
Deferred income tax liabilities	182,407	165,508	10.2%
Payroll and social liabilities	970	1,209	(19.8)%
Provisions for other liabilities	2,486	2,936	(15.3)%
Total Non-Current Liabilities	1,057,094	1,128,024	(6.3)%
Current Liabilities
Trade and other payables	82,007	106,887	(23.3)%
Current income tax liabilities	1,103	754	46.3%
Payroll and social liabilities	21,498	25,208	(14.7)%
Borrowings	202,177	188,078	7.5%
Lease liabilities	33,363	41,814	(20.2)%
Derivative financial instruments	5,398	1,423	279.3%
Provisions for other liabilities	1,006	236	326.3%
Total Current Liabilities	346,552	364,400	(4.9)%
TOTAL LIABILITIES	1,403,646	1,492,424	(5.9)%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,284,766	2,521,307	(9.4)%
(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification of the Adjustment of opening balance for the application of IAS 29 as explained in Note 29 of our Interim Financial Statement as of September 30, 2020.